ARKEMA

September,7th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

dlw 9/18

Enclosed documents

- Press release : " Arkema successfully starts up the world's largest HFC-32 production plant at Calvert City, Kenticky, USA "

ARKEMA

RECEIVED

2007 SEP 17 A 11:-

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Communiqué de presse

Paris, September 6th 2007

Arkema successfully starts up the world's largest HFC-32 production plant at Calvert City, Kentucky, USA

The new HFC-32 refrigerant fluid plant brought on stream at the Calvert City site (USA / Kentucky) affirms Arkema's position among the world leaders in next-generation refrigerant fluids.

In an ever-changing fluorochemicals market, HCFC-22 will be phased out from the North American market beginning in 2010 in favor of next-generation refrigerant blends such as Forane®410A, of which HFC-32 is an essential component.

According to Pierre Chanoine, Vice President of Arkema's Fluorochemicals Business Unit, "*with this new HFC-32 production plant, an investment of $45 million, Arkema intends to consolidate its leading position in the development of new HFC fluorinated fluids to assist its customers in their transition toward HFC blend technology*".

Calvert City, a strategic site serving the North American market

The new HFC-32 refrigerant fluid production plant in Calvert City has benefited from the technological expertise gained at the Zaramillo site in Spain, which started up an HFC-32 plant successfully a few years ago. The 25,000 tons-per-year Calvert City plant is the largest in the world, and will help supply the North American market.

Arkema's R&D points to tomorrow's refrigerant fluids

The opening of Calvert City's new industrial plant confirms Arkema's commitment to playing an active role in the development of the production of next- generation, environmentally sound refrigerant fluids. In the same spirit, Arkema's R&D is working to develop new fluids with a negligible impact on the ozone layer and a low global warming potential (GWP).

Arkema, a world leader in fluorochemicals

The world's second largest producer of fluorochemicals, Arkema operates four industrial sites on three continents: Pierre-Bénite in France, Zaramillo in Spain, Changshu in China, and Calvert City in the United States. Marketed under the trade name Forane®, the products manufactured in these four facilities serve the refrigeration and air-conditioning (building and automobile), insulating foam, solvent and aerosol industries.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS :

Frederic Gauvard	Tel. : +33 1 49 00 82 53	E-mail : Frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

Press release

Communiqué de presse

Paris, le 6 septembre 2007

Démarrage avec succès de la plus grande unité mondiale de production de HFC-32 à Calvert City aux Etats-Unis

La nouvelle unité de fluide réfrigérant HFC-32, d'une capacité de 25 000 tonnes/an, démarrée sur le site de Calvert City (USA / Kentucky), confirme l'ambition d'Arkema de se positionner comme un des leaders mondiaux des fluides réfrigérants de nouvelle génération.

Dans un marché des fluorés en constante évolution, le HCFC-22 est progressivement appelé à être retiré du marché nord-américain à partir de 2010 au profit de mélanges de nouvelle génération comme le Forane®410A dont le HFC-32 est un composant essentiel.

Selon Pierre Chanoine, Directeur de la Business Unit Produits Fluorés d'Arkema, "*avec cette nouvelle unité de production de HFC-32, qui a nécessité un investissement de l'ordre de 45 M$, Arkema entend renforcer sa position de leader dans le développement des nouveaux fluides fluorés HFC pour accompagner ses clients dans leur transition vers la technologie des mélanges HFC en forte croissance*".

Calvert City, un site stratégique pour servir le marché nord-américain

La nouvelle unité de production de fluide réfrigérant HFC-32 de Calvert City a bénéficié de l'expertise technologique acquise sur celle de Zaramillo en Espagne, précédemment démarrée avec le même succès. L'unité de Calvert City, d'une capacité de 25 000 tonnes par an, se positionne comme la plus importante au monde et permettra d'approvisionner efficacement le marché nord-américain.

ARKEMA
420, rue d'Estienne d'Orves –
F-92705 COLOMBES Cedex
Standard : 01 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

www.arkema.com

ARKEMA

La R&D d'Arkema sur la voie des fluides réfrigérants de demain

Le démarrage de la nouvelle unité industrielle de Calvert City confirme la volonté d'Arkema de participer activement au développement de la production de fluides réfrigérants de nouvelle génération respectueux de l'environnement. Dans ce même esprit, Arkema poursuit ses efforts en matière de R & D pour la mise au point et le développement de nouveaux fluides dotés d'un impact négligeable sur la couche d'ozone et d'un faible potentiel de réchauffement global (GWP / global warming potential).

Arkema, un des leaders mondiaux de la chimie des fluorés

Deuxième producteur mondial de produits fluorés, Arkema dispose aujourd'hui de quatre sites industriels sur trois continents : Pierre-Bénite en France, Zaramillo en Espagne, Changshu en Chine et Calvert City aux Etats-Unis. Commercialisés sous la marque Forane®, les produits fabriqués dans ces quatre unités alimentent les industries de la réfrigération et de la climatisation (bâtiment et automobile), des mousses d'isolation, des solvants et des aérosols.

Acteur de la chimie mondiale, Arkema regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros. Avec ses 6 centres de recherche en France, aux États-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.

CONTACTS INVESTISSEURS :

Frederic Gauvard	Tel. : +33 1 49 00 82 53	E-mail : Frederic.gauvard@arkema.com
Sophie Fouillat	Tel : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACT PRESSE :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END